Exhibit (a)(5)

Surge Components Announces Commencement of Tender Offer to Purchase up to

5,000,000 Shares of its Common Stock

DEER PARK, N.Y. (February 3, 2017) – Surge Components, Inc. (“Surge” or the “Company”) (OTC Pink: SPRS), a leading supplier of capacitors, discrete semi-conductors and audible and sounding devices, announced today the commencement of a tender offer to purchase for cash up to 5,000,000 shares of its common stock at a purchase price of $1.43 per share, less applicable withholding taxes and without interest.

The tender offer is being made upon the terms and subject to the conditions described in the Company’s Offer to Purchase dated February 3, 2017, and will expire at 11:59 p.m., New York City time, on March 3, 2017, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials. If more than 5,000,000 shares are properly tendered and not properly withdrawn, the Company will purchase all tendered shares on a pro rata basis as specified in the Offer to Purchase, subject to the “odd lot” and conditional tender provisions described in the Offer to Purchase.

The tender offer is not conditioned upon obtaining financing or any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions, which are specified in the Offer to Purchase.

The Company expects to fund the share purchases in the tender offer, and to pay related fees and expenses, from its current assets, including cash and cash equivalents. After the expiration of the tender offer, stockholders whose shares are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer.

Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials sent to stockholders beginning on February 3, 2017.

Morrow Sodali LLC will serve as information agent for the tender offer, and Continental Stock Transfer & Trust Company will serve as the depositary for the tender offer.

The Company’s board of directors has approved the tender offer. However, none of the Company or its board of directors, the information agent or the depositary in connection with the tender offer, is making any recommendation to stockholders as to whether to tender or refrain from tendering shares in the tender offer. Stockholders should carefully evaluate all information in the Offer to Purchase and the related Letter of Transmittal, should consult with their own financial and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender.

Tender Offer Statement

The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the shares of common stock of the Company. The tender offer and the solicitation of the shares of common stock of the Company are made only pursuant to the Offer to Purchase, letter of transmittal and related materials being sent to the Company’s stockholders. Stockholders should read those materials carefully prior to making any decision with respect to the offer because they contain important information, including the various terms and conditions of the tender offer. Stockholders may obtain copies of the Offer to Purchase, letter of transmittal and related materials filed by the Company with the SEC through the SEC’s internet address at www.sec.gov without charge. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the SEC, without charge, from the Company or at the Investor Relations section of the Company’s website: http://www.surgecomponents.com/relations.asp or by calling Morrow Sodali LLC, the information agent for the tender offer, at (800) 662-5200 or banks and brokers can call collect at (203) 658-9400.

Important Notice Regarding Forward-Looking Statements

This press release may include forward-looking statements, including statements regarding the Company's ability to complete the tender offer, the number of shares the Company will be able to purchase in the tender offer and the ability to achieve the benefits contemplated by the tender offer. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2016 as updated by subsequent Quarterly Reports on Form 10-Qs and other current report filings.

About Surge Components, Inc.

Founded in November 1981, Surge is a supplier of capacitors, discrete semi-conductors and audible/sounding devices. Surge’s capacitor product portfolio includes aluminum electrolytic capacitors, film capacitors, and ceramic capacitors. In the discrete semiconductor portfolio, Surge’s strengths include general purpose, recovery, schottky, polymer ESD, and transient voltage suppressors, transistors, diodes, and a full line of bridge rectifiers. With more than 30 years in the industry, Surge helps customers bring their products to market using the highest quality components with the most competitive economics to scale. Surge supplies its top quality products to customers in many market segments, including, but not limited to, power, energy, automotive, computer, telecom and security.

Media Contact

Sloane & Company

Dan Zacchei/ Joe Germani, 212-486-9500

dzacchei@sloanepr.com

jgermani@sloanepr.com